Robert A.  Forrester
Attorney at Law
1755 North Collins Blvd.,
Suite 360
Richardson, TX 75080
(972) 437-9898
Fax (972) 480-8406
raforrester@sbcglobal.net

December 9, 2010

H. Roger Schwal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Xtreme Oil & Gas, Inc., Inc. File No. 333-168484 Form S-1

Dear Mr. Schwal:

On behalf of Xtreme Oil & Gas, Inc. (the “Company”), I am filing contemporaneously Amendment No. 2 to the Company’s Registration Statement on Form S-1 relating to resale of certain securities of the Company.

In addition, I am separately transmitting to you a hard copy of Amendment No. 2 to the registration statement, one that is marked with changes from the first amendment to the S-1 registration statement and another that is clean.

Our responses to the comment letter dated September 2, 2010, are as follows:

Amendment No. 2 to Registration Statement on Form S-1

General

1.	Please monitor your requirements to provide updated financial statements with your next amendment Please refer to Rule 3-12 of Regulation S-X.

We are aware of the requirement and those financial statements and related discussion are included in the filing.

2.
We note your response to our prior comment 1 from our letter dated September 2, 2010. You are attempting to register shares of your common stock issuable pursuant to an equity line financing arrangement with Kodiak Capital Group, LLC. As you have already offered these equity line shares to Kodiak Capital Group, LLC and you are not eligible to rely on Securities Act Rule 415(a)(1)(x) or Rule 415(a)(4), you may not register this transaction as a primary offering. Please revise the registration statement to remove references to these equity line shares. In addition, please make relevant updates to other disclosure in your document. Further, to register at a later time the resale of the shares of your common stock issued pursuant to the equity line financing, you will need to file a new registration statement after the completion of the private placement of the shares.

We have removed any reference to Kodiak Capital Group, LLC and the equity line as Kodiak is now unwilling to proceed until such time as a market for our shares develops.

3.	Upon removal from the registration statement of the shares associated with the equity line financing, please address our prior comment 3 from our letter dated September 2, 2010.

We have removed references to Kodiak and any Equity Line in the document, including the Use of Proceeds references. In the last risk factor on page six, we note the continuing need for equity financing and we continue a similar disclosure in the liquidity section of the MD&A. Please note that although Xtreme executed letters of intent with Kodiak and the documents filed as exhibits with the registration statement, these documents were not returned to us and, ultimately, not deemed accepted by Kodiak.

4.
Because there currently is no market for your common shares, please revise the prospectus cover page to quantify the fixed offering price. Also disclose that the selling security holders will sell the shares of common stock at that fixed price until such time as the shares are quoted on the OTC Bulletin Board or an exchange and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act.

We have inserted the language on the cover page and in the plan of Distribution, page 18.

5.
We note your response to our prior comment 4 from our letter dated September 2, 2010 and reissue the comment. Consistent with prior comment 1 from our letter to you dated March 12, 2010, your Form 10 became effective 60 days from the date that you initially filed it with the Commission. Insofar as you subsequently filed your Form 10-Q for the Fiscal Quarter Ended March 31, 2010, after the required due date, provide corresponding disclosure regarding the potential impact of the late filing, if material. Also revise to eliminate the suggestion which appears at page 15 that all such, reports ''have been filed in a timely manner."

We have removed the language on page 15 and added a risk factor relating to the failure to make timely filing if we are listed or quoted other than in the Pink Sheets. We do not believe other consequences of such failure to be material  unless they are extremely remote.

Selling Security Holders, page 16

6.
We note your response to our prior comment 1 0 from our letter dated September 2, 2010. For Donald I & Florence L Combs JTWROS, Lola Young Family Limited Partnership, Thomas W Rogers & Cynthia Rogers TTEE, and any other selling security holder that is, not a natural person, please revise your disclosure to add a footnote that identifies by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by that selling security holder. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

Complied with.

Our Approach to the Business, page 20

7.	Regarding the new disclosure at page 21 regarding the binding letter of intent, please revise to eliminate the suggestion that the 65,000 acres in West Texas are "surrounded by prolific production."

We have filed a report on Form 8-K indicating that Xtreme has determined not to proceed forward with this transaction at this time and all references to the transaction have been removed.

8.	File as exhibits all material agreements, including the binding letter of intent to acquire the 65,000 acres.

See response to comment seven.

9.
With regard to the binding letter of intent, insofar as up to 6,000,000 shares might be issued and you are required to pay $2,000,000 within 30 days, discuss any material risks and the potential dilutive effect of the issuance, adding a new risk factor if appropriate.

See response to comment seven.

Legal Proceedings, page 26

10.
We note your response to our prior comment 12 from our letter dated September 2, 2010. Please provide the complete disclosure which Item 103 of Regulation S-K requires, including the date each legal proceeding was instituted.

Complied with.

Directors and Executive Officers, page 35

11.
Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K.

Complied with.

Executive Compensation, page 36

12.
We note your response to our prior comment 13 from our letter dated September 2, 2010, and reissue the comment in part. Please furnish all the information required pursuant to Item 402 of Regulation S-K, including the Outstanding Equity Awards and Director Compensation tables, in the format that Item 402 requires. In addition, please label the tables as they are labeled in Item 402. We understand that effective June 30, 2010, directors received no compensation for attending meetings.

Complied with.

Recent Sales of Unregistered Securities, page 43

13.	Please name the persons or identify the class of persons to whom the securities were sold. See Item 701 (b) of Regulation S-K.

Complied with.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 9

14.
We note your statement that "[a]s of September 30, 2010, [changes made to the company's implementation of processes and systems] may not have been sufficiently implemented for the timely disclosures of financial data within the time period specified by the Commission's rules and forms." We note further that your chief financial officer and chief executive office found that your disclosure controls and procedures were effective at a reasonable assurance level as of September 30, 2010. Please provide your analysis in determining that your disclosure controls and procedures were effective despite doubt regarding your ability to provide timely disclosures of financial data within the time period specified by our rules and forms. In the alternative, please revise your filing to indicate that your disclosure controls and procedures were not effective.

We have noted in previous quarterly filings that we have moved to a new software system, a system that required a significant increase in diligence and competence to implement. While we believe this transition is complete and the new software and personnel gives timely, complete information with strong controls, given the size and scope of the changes required by implementing the software, we have been reticent to give complete assurance as to our ability to make timely filings. Please note that the quarterly filing for the third quarter was filed in a timely manner and, we believe, could have been filed earlier.

Please direct any comments or questions you may have concerning the Registration Statement to me at (972) 437-9898.

Very truly yours,

/s/ Robert A Forrester

Robert A. Forrester